WRITER’S DIRECT DIAL NUMBER
404-873-8706
WRITER’S DIRECT DIAL FACSIMILE
404-873-8707
WRITER'S EMAIL ADDRESS
Robert.Dow@agg.com

August 5, 2009

VIA EDGAR AND FACSIMILE (703-813-6981)

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C.  20549

Attention: Ms. Jan Woo

Re:	Application for Withdrawal of Post Effective Amendments to Registration Statements on Form S-8
File Nos. 333-74258, 333-74264, 333-59372, 333-92337, 333-85107, 333-80501, 333-26015, 333-124037, 333-124038, 333-139319, and 333-150279

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, on behalf of Verso Technologies, Inc. (the "Registrant"), we hereby apply for an order granting immediate withdrawal of the Post-Effective Amendments to Registration Statements on Form S-8, File Nos. 333-74258, 333-74264, 333-59372, 333-92337, 333-85107, 333-80501, 333-26015, 333-124037, 333-124038, 333-139319, and 333-150279 (the "Post-Effective Amendments").  The Post-Effective Amendments were originally filed with the Securities and Exchange Commission (the "Commission") on August 4, 2009.

The Post-Effective Amendments were filed using an incorrect EDGAR filer header code.  We are requesting the withdrawal so that the Post-effective Amendments may be filed again using the corrected code.  No securities were sold or will be sold pursuant to the Post-Effective Amendments.

171 17th Street, NW, Suite 2100, Atlanta, GA  30363-1031    404.873.8500     Fax: 404.873.8501    www.agg.com

Securities and Exchange Commission
Attention: Ms. Jan Woo
August 5, 2009

If you have any questions regarding the foregoing application for withdrawal, please contact the undersigned at (404) 873-8706.  Thank you for your time and assistance.

Very truly yours,

/s/ Robert F. Dow
Robert F. Dow